Exhibit 99.1

NEW YORK, April 20, 2022 - Nasdaq, Inc. (Nasdaq: NDAQ) today reported financial results for the first quarter of 2022.

•	First quarter 2022 net revenues[1] increased 5% compared to the first quarter of 2021. Solutions segments[2] revenues increased 15%, including 13% organic growth and 4% contribution from the acquisition of Verafin, partially offset by a negative 2% FX impact.

•	Annualized Recurring Revenue (ARR)[3] increased 9% compared to the first quarter of 2021. Annualized SaaS revenues increased 12% and represented 34% of ARR.

•	First quarter 2022 GAAP diluted earnings per share decreased 4% compared to the first quarter of 2021. First quarter 2022 non-GAAP[4] diluted earnings per share increased 1% compared to the first quarter of 2021.

•	In addition to returning $556 million to shareholders through dividends and repurchases in the first quarter, the company is announcing an 11% increase in the dividend, to $0.60 per share. The company also began the process of obtaining both shareholder and SEC approvals to facilitate a 3-for-1 stock split in the form of a stock dividend. If such approvals are received, we expect the split to be completed in the third quarter of 2022.

Adena Friedman, President and CEO said, “As we enter the third year with unprecedented dynamics affecting financial markets, our clients continue to turn to us to help them navigate that increasing complexity. Our record revenue performance this quarter is further evidence that Nasdaq can deliver consistently in multiple operating environments. This sustained growth is testament to the tangible and wide-ranging value we are delivering to our clients throughout the financial ecosystem.”

First Quarter 2022 Highlights

(US$ millions, except per share)	1Q22	% Change (YoY)
Solutions Segments Revenues	$576	15%
Market Services Net Revenues	$315	(6)%
Net Revenues	$892	5%
ARR	$1,914	9%
GAAP Diluted EPS	$1.70	(4)%
Non-GAAP Diluted EPS	$1.97	1%

Ann Dennison, Executive Vice President and CFO said, “We continue to invest thoughtfully in our teams and capabilities to support growth in 2022 and beyond in accordance with our strategy, which in the first quarter of 2022 contributed to strong, scalable organic growth in Solutions Segments revenues. At the same time, the company has increased share repurchases, announced an 11% increase in the quarterly dividend, and has begun seeking approvals to split our shares 3-to-1 through a stock dividend.”

FINANCIAL REVIEW

•

First quarter 2022 net revenues were $892 million, an increase of $41 million, or 5%, from $851 million in the prior year period. Net revenues reflected a $51 million, or 6%, positive impact from organic growth and a $4 million increase from the net impact of acquisitions and divestitures, partially offset by a $14 million decrease due to changes in FX rates.

•

Solutions segments revenues were $576 million in the first quarter of 2022, an increase of $74 million, or 15%. The increase reflects a $64 million, or 13%, positive impact from organic growth and a $18 million, or 4%, increase from the inclusion of revenues from the acquisition of Verafin, partially offset by a $8 million decrease from the impact of changes in FX rates.

•

Market Services net revenues were $315 million in the first quarter of 2022, a decrease of $19 million, or 6%, compared to record revenues in the prior year period. The decrease reflects a $13 million, or 4%, organic decline and a $6 million decrease from the impact of changes in FX rates.

•

First quarter 2022 GAAP operating expenses increased $1 million versus the prior year period. The increase primarily reflects higher compensation and benefits expense, professional and contract services expense, general, administrative and other expense, and computer operations and data communication expense, partially offset by lower merger and strategic initiatives expense and restructuring charges.

•

First quarter 2022 non-GAAP operating expenses increased 9% versus the prior year period. The increase reflects a $36 million, or 9%, organic increase over the prior year period, a $9 million, or 2%, increase from the net impact of acquisitions and divestitures, partially offset by a $10 million decrease from changes in FX rates. The organic increase primarily reflects higher compensation and benefits expense, professional and contract services expense, general, administrative and other expense and computer operations and data communication expense.

•

The company repurchased $467 million in shares of its common stock in the first quarter of 2022, including the impact of the $325 million accelerated share repurchase agreement previously disclosed and executed in the first quarter of 2022. As of March 31, 2022, there was $459 million remaining under the board authorized share repurchase program.

•

The company is announcing an 11% increase in the dividend, to $0.60 per share. The company also began the process of obtaining certain shareholder and SEC approvals to facilitate a 3-for-1 stock split in the form of a stock dividend. If such approvals are received, we expect the split to be completed in the third quarter of 2022. The company issued another press release today with further details on the dividend and proposed stock split.

2022 EXPENSE AND TAX GUIDANCE UPDATE5

•	The company is narrowing its 2022 non-GAAP operating expense guidance to a range of $1,700 to $1,760 million. Nasdaq expects its 2022 non-GAAP tax rate to be in the range of 24.0% to 26.0%.

STRATEGIC AND BUSINESS UPDATES

•

Nasdaq’s annualized SaaS revenues in the first quarter of 2022 increased 12% year over year. Annualized SaaS revenues totaled $655 million in the first quarter of 2022, representing 34% of total company ARR, up from 33% in the first quarter of 2021. The 12% year over year increase in annualized SaaS revenues primarily reflects strong growth in our anti-financial crime and analytics businesses.

•

After reaching the 1-year anniversary of Nasdaq’s acquisition of Verafin, Nasdaq achieved significant progress as a leading Anti Financial Crime (AFC) solutions provider. In February 2021, Nasdaq closed the acquisition of Verafin, which we have since combined with our trade and market surveillance solutions to create our AFC business. During the first twelve months since the closing, the combined franchise expanded its client network of banks, credit unions, and fintech firms using the Fraud & AML solutions, while sustaining consistent growth of our trade and market surveillance offerings. Nasdaq has also introduced new and enhanced functionalities to address key emerging challenges, including the investigation of fraud involving digital wallets and detection of sanction-evading behaviors.

•

Corporate Platforms delivered record revenues in the first quarter of 2022 with strong growth from both Listing Services and IR and ESG Services businesses. IR & ESG Services revenue in the first quarter of 2022 increased 7% to a quarterly record of $61 million. The number of clients using Nasdaq IR & ESG Services solutions increased 9% from the prior year period. Listing Services revenue rose 20% to a record $107 million, as the number of Nasdaq-listed corporate issuers, excluding SPACs, increased 13% compared to the prior year period.

•

Investment Intelligence delivered strong results across all businesses. The combined Analytics offerings including eVestment and Solovis saw continued strong user adoption across both asset owners and asset managers as annualized SaaS revenues increased 14% to $209 million. Market Data posted steady growth year over year driven by international demand for proprietary data. Over the last 12 months, 55 ETPs tracking Nasdaq indexes were launched and accumulated $2.5 billion of AUM. Additionally, the number of futures and options on futures contracts tracking Nasdaq indexes set a quarterly record with 147 million contracts traded, an increase of 40% year over year.

•

Nasdaq’s Market Services segment delivered the second highest quarterly net revenues on record. Market Services net revenues totaled $315 million in the first quarter of 2022, the second highest quarterly revenues versus the record achieved in the first quarter of 2021. In the Equity Derivatives business, Nasdaq led all exchanges during the first quarter of 2022 in total multiply-listed U.S. options traded and achieved record net revenues of $112 million. Nasdaq’s Nordic equities markets saw strong volumes with the value of shares traded on Nasdaq’s Nordic and Baltic markets totaling €289 billion, the highest in the last decade.

1	Represents revenues less transaction-based expenses.
2	Constitutes revenues from Market Technology, Investment Intelligence and Corporate Platforms segments.
3

Annualized Recurring Revenue (ARR) for a given period is the annualized revenue derived from subscription contracts with a defined contract value. This excludes contracts that are not recurring, are one-time in nature or where the contract value fluctuates based on defined metrics. ARR is currently one of our key performance metrics to assess the health and trajectory of our recurring business. ARR does not have any standardized definition and is therefore unlikely to be comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items. ARR is not a forecast and the active contracts at the end of a reporting period used in calculating ARR may or may not be extended or renewed by our customers.

4	Refer to our reconciliations of U.S. GAAP to non-GAAP net income, diluted earnings per share, operating income and operating expenses, included in the attached schedules.
5

U.S. GAAP operating expense and tax rate guidance are not provided due to the inherent difficulty in quantifying certain amounts due to a variety of factors including the unpredictability in the movement in foreign currency rates, as well as future charges or reversals outside of the normal course of business.

ABOUT NASDAQ

Nasdaq (Nasdaq: NDAQ) is a global technology company serving the capital markets and other industries. Our diverse offering of data, analytics, software and services enables clients to optimize and execute their business vision with confidence. To learn more about the company, technology solutions and career opportunities, visit us on LinkedIn, on Twitter @Nasdaq, or at www.nasdaq.com.

NON-GAAP INFORMATION

In addition to disclosing results determined in accordance with U.S. GAAP, Nasdaq also discloses certain non-GAAP results of operations, including, but not limited to, non-GAAP net income attributable to Nasdaq, non-GAAP diluted earnings per share, non-GAAP operating income, and non-GAAP operating expenses, that include certain adjustments or exclude certain charges and gains that are described in the reconciliation table of U.S. GAAP to non-GAAP information provided at the end of this release. Management uses this non-GAAP information internally, along with U.S. GAAP information, in evaluating our performance and in making financial and operational decisions. We believe our presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations. In addition, we believe the presentation of these measures is useful to investors for period-to-period comparisons of results as the items described below in the reconciliation tables do not reflect ongoing operating performance.

These measures are not in accordance with, or an alternative to, U.S. GAAP, and may be different from non-GAAP measures used by other companies. In addition, other companies, including companies in our industry, may calculate such measures differently, which reduces their usefulness as a comparative measure. Investors should not rely on any single financial measure when evaluating our business. This information should be considered as supplemental in nature and is not meant as a substitute for our operating results in accordance with U.S. GAAP. We recommend investors review the U.S. GAAP financial measures included in this earnings release. When viewed in conjunction with our U.S. GAAP results and the accompanying reconciliations, we believe these non-GAAP measures provide greater transparency and a more complete understanding of factors affecting our business than U.S. GAAP measures alone.

We understand that analysts and investors regularly rely on non-GAAP financial measures, such as those noted above, to assess operating performance. We use these measures because they highlight trends more clearly in our business that may not otherwise be apparent when relying solely on U.S. GAAP financial measures, since these measures eliminate from our results specific financial items that have less bearing on our ongoing operating performance.

Organic revenue growth, organic change and organic impact are non-GAAP measures that reflect adjustments for: (i) the impact of period-over-period changes in foreign currency exchange rates, and (ii) the revenues, expenses and operating income associated with acquisitions and divestitures for the twelve month period following the date of the acquisition or divestiture. Reconciliations of these measures are described within the body of this release.

Foreign exchange impact: In countries with currencies other than the U.S. dollar, revenues and expenses are translated using monthly average exchange rates. Certain discussions in this release isolate the impact of year-over-year foreign currency fluctuations to better measure the comparability of operating results between periods. Operating results excluding the impact of foreign currency fluctuations are calculated by translating the current period’s results by the prior period’s exchange rates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information set forth in this communication contains forward-looking statements that involve a number of risks and uncertainties. Nasdaq cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to (i) projections relating to our future financial results, total shareholder returns, growth, trading volumes, products and services, ability to transition to new business models, taxes and achievement of synergy targets, (ii) statements about the closing or implementation dates and benefits of certain acquisitions, divestitures and other strategic, restructuring, technology, de-leveraging and capital allocation initiatives, including the proposed stock split, (iii) statements about our integrations of our recent acquisitions, (iv) statements relating to any litigation or regulatory or government investigation or action to which we are or could become a party, and (v) other statements that are not historical facts. Forward-looking statements involve a number of risks, uncertainties or other factors beyond Nasdaq’s control. These factors include, but are not limited to, Nasdaq’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, geopolitical instability arising from the Russian invasion of Ukraine, government and industry regulation, interest rate risk, U.S. and global competition, the impact of the COVID-19 pandemic on our business, operations, results of operations, financial condition, workforce or the operations or decisions of our customers, suppliers or business partners, and other factors detailed in Nasdaq’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 10-K and quarterly reports on Form 10-Q which are available on Nasdaq’s investor relations website at http://ir.nasdaq.com and the SEC’s website at www.sec.gov. Nasdaq undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

WEBSITE DISCLOSURE

Nasdaq intends to use its website, ir.nasdaq.com, as a means for disclosing material non-public information and for complying with SEC Regulation FD and other disclosure obligations.

Media Relations Contact	Investor Relations Contact

Will Briganti	Ed Ditmire, CFA

+1.646.964.8169	+1.212.401.8737

william.briganti@nasdaq.com	ed.ditmire@nasdaq.com

Nasdaq, Inc.

Condensed Consolidated Statements of Income

(in millions, except per share amounts)

(unaudited)

	Three Months Ended
	March 31, 2022	March 31, 2021
Revenues:
Market Technology	$124	$100
Investment Intelligence	284	256
Corporate Platforms	168	146
Market Services	958	1,134
Other Revenues	1	15

Total revenues	1,535	1,651
Transaction-based expenses:
Transaction rebates	(581)	(654)
Brokerage, clearance and exchange fees	(62)	(146)

Revenues less transaction-based expenses	892	851

Operating Expenses:
Compensation and benefits	254	239
Professional and contract services	35	27
Computer operations and data communications	50	44
Occupancy	27	28
General, administrative and other	21	13
Marketing and advertising	10	10
Depreciation and amortization	67	63
Regulatory	8	7
Merger and strategic initiatives	15	45
Restructuring charges	—	10

Total operating expenses	487	486

Operating income	405	365
Interest income	—	1
Interest expense	(32)	(29)
Other (loss) income	(6)	1
Net income from unconsolidated investees	7	57

Income before income taxes	374	395
Income tax provision	91	97

Net income	283	298
Net loss attributable to noncontrolling interests	1	—

Net income attributable to Nasdaq	$284	$298

Per share information:
Basic earnings per share	$1.72	$1.81

Diluted earnings per share	$1.70	$1.78

Cash dividends declared per common share	$0.54	$0.49

Weighted-average common shares outstanding for earnings per share:
Basic	165.0	164.7
Diluted	167.2	167.1

Nasdaq, Inc.

Revenue Detail

(in millions)

(unaudited)

	Three Months Ended
	March 31, 2022	March 31, 2021
MARKET TECHNOLOGY REVENUES
Anti Financial Crime Technology revenues	$72	$42
Marketplace Infrastructure Technology revenues	52	58

Total Market Technology revenues	124	100

INVESTMENT INTELLIGENCE REVENUES
Market Data revenues	108	106
Index revenues	122	102
Analytics revenues	54	48

Total Investment Intelligence revenues	284	256

CORPORATE PLATFORMS REVENUES
Listings Services revenues	107	89
IR & ESG Services revenues	61	57

Total Corporate Platforms revenues	168	146

MARKET SERVICES REVENUES
Equity Derivative Trading and Clearing revenues	351	422
Transaction-based expenses:
Transaction rebates	(232)	(296)
Brokerage, clearance and exchange fees	(7)	(20)

Total net equity derivative trading and clearing revenues	112	106
Cash Equity Trading revenues	510	617
Transaction-based expenses:
Transaction rebates	(349)	(358)
Brokerage, clearance and exchange fees	(55)	(126)

Total net cash equity trading revenues	106	133
Fixed Income and Commodities Trading and Clearing revenues	13	16
Trade Management Services revenues	84	79

Total Net Market Services revenues	315	334

OTHER REVENUES	1	15

REVENUES LESS TRANSACTION-BASED EXPENSES	$892	$851

Nasdaq, Inc.

Condensed Consolidated Balance Sheets

(in millions)

	March 31, 2022	December 31, 2021
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$486	$393
Restricted cash and cash equivalents	31	29
Default funds and margin deposits	6,570	5,911
Financial investments	225	208
Receivables, net	621	588
Other current assets	245	294

Total current assets	8,178	7,423
Property and equipment, net	511	509
Goodwill	8,338	8,433
Intangible assets, net	2,751	2,813
Operating lease assets	470	366
Other non-current assets	575	571

Total assets	$20,823	$20,115

Liabilities
Current liabilities:
Accounts payable and accrued expenses	$186	$185
Section 31 fees payable to SEC	53	62
Accrued personnel costs	168	252
Deferred revenue	619	329
Other current liabilities	157	115
Default funds and margin deposits	6,570	5,911
Short-term debt	1,098	1,018

Total current liabilities	8,851	7,872
Long-term debt	4,800	4,812
Deferred tax liabilities, net	431	406
Operating lease liabilities	478	386
Other non-current liabilities	241	234

Total liabilities	14,801	13,710

Commitments and contingencies
Equity
Nasdaq stockholders’ equity:
Common stock	2	2
Additional paid-in capital	1,510	1,952
Common stock in treasury, at cost	(489)	(437)
Accumulated other comprehensive loss	(1,670)	(1,587)
Retained earnings	6,660	6,465

Total Nasdaq stockholders’ equity	6,013	6,395
Noncontrolling interests	9	10

Total equity	6,022	6,405

Total liabilities and equity	$20,823	$20,115

Nasdaq, Inc.

Reconciliation of U.S. GAAP Net Income, Diluted Earnings Per Share, Operating Income and

Operating Expenses to Non-GAAP Net Income, Diluted Earnings Per Share, Operating Income, and Operating Expenses

(in millions, except per share amounts)

(unaudited)

	Three Months Ended
	March 31, 2022	March 31, 2021
U.S. GAAP net income attributable to Nasdaq	$284	$298
Non-GAAP adjustments:
Amortization expense of acquired intangible assets (1)	40	36
Merger and strategic initiatives expense (2)	15	45
Restructuring charges (3)	—	10
Net income from unconsolidated investees (4)	(6)	(57)
Other	9	2

Total non-GAAP adjustments	58	36
Non-GAAP adjustment to the income tax provision (5)	(13)	(7)

Total non-GAAP adjustments, net of tax	45	29

Non-GAAP net income attributable to Nasdaq	$329	$327

U.S. GAAP diluted earnings per share	$1.70	$1.78
Total adjustments from non-GAAP net income above	0.27	0.18

Non-GAAP diluted earnings per share	$1.97	$1.96

Weighted-average diluted common shares outstanding for earnings per share:	167.2	167.1

(1)

We amortize intangible assets acquired in connection with various acquisitions. Intangible asset amortization expense can vary from period to period due to episodic acquisitions completed, rather than from our ongoing business operations.

(2)

We have pursued various strategic initiatives and completed acquisitions and divestitures in recent years which have resulted in expenses which would not have otherwise been incurred. These expenses generally include integration costs, as well as legal, due diligence and other third party transaction costs. The frequency and amount of such expenses vary significantly based on the size, timing and complexity of the transaction.

(3)

In September 2019, we initiated the transition of certain technology platforms to advance the company’s strategic opportunities as a technology and analytics provider and continue the realignment of certain business areas. Charges associated with this plan represented a fundamental shift in our strategy and technology as well as executive realignment and were excluded for purposes of calculating non-GAAP measures as they are not reflective of ongoing operating performance or comparisons in Nasdaq’s performance between periods. The restructuring charges primarily consisted of non-cash items such as asset impairment charges primarily related to capitalized software that was retired, and accelerated depreciation expense on certain assets as a result of a decrease in their useful life as well as third party consulting costs. The restructuring program ended as of June 30, 2021.

(4)

Represents the earnings recognized from our equity interest in the Options Clearing Corporation, or OCC. We will continue to exclude the earnings and losses related to our share of OCC’s earnings for purposes of calculating non-GAAP measures as our income on this investment may vary significantly period to period. This provides a more meaningful analysis of Nasdaq’s ongoing operating performance or comparisons in Nasdaq’s performance between periods.

(5)	The non-GAAP adjustment to the income tax provision primarily includes the tax impact of each non-GAAP adjustment.

Nasdaq, Inc.

Reconciliation of U.S. GAAP Net Income, Diluted Earnings Per Share, Operating Income and

Operating Expenses to Non-GAAP Net Income, Diluted Earnings Per Share, Operating Income, and Operating Expenses

(in millions)

(unaudited)

	Three Months Ended
	March 31, 2022	March 31, 2021
U.S. GAAP operating income	$405	$365
Non-GAAP adjustments:
Amortization expense of acquired intangible assets (1)	40	36
Merger and strategic initiatives expense (2)	15	45
Restructuring charges (3)	—	10
Other	4	2

Total non-GAAP adjustments	59	93

Non-GAAP operating income	$464	$458

Revenues less transaction-based expenses	$892	$851
U.S. GAAP operating margin (4)	45%	43%
Non-GAAP operating margin (5)	52%	54%

(1)

We amortize intangible assets acquired in connection with various acquisitions. Intangible asset amortization expense can vary from period to period due to episodic acquisitions completed, rather than from our ongoing business operations.

(2)

We have pursued various strategic initiatives and completed acquisitions and divestitures in recent years which have resulted in expenses which would not have otherwise been incurred. These expenses generally include integration costs, as well as legal, due diligence and other third party transaction costs. The frequency and amount of such expenses vary significantly based on the size, timing and complexity of the transaction.

(3)

In September 2019, we initiated the transition of certain technology platforms to advance the company’s strategic opportunities as a technology and analytics provider and continue the realignment of certain business areas. Charges associated with this plan represented a fundamental shift in our strategy and technology as well as executive realignment and were excluded for purposes of calculating non-GAAP measures as they are not reflective of ongoing operating performance or comparisons in Nasdaq’s performance between periods. The restructuring charges primarily consisted of non-cash items such as asset impairment charges primarily related to capitalized software that was retired, and accelerated depreciation expense on certain assets as a result of a decrease in their useful life as well as third party consulting costs. The restructuring program ended as of June 30, 2021.

(4)	U.S. GAAP operating margin equals U.S. GAAP operating income divided by revenues less transaction-based expenses.
(5)	Non-GAAP operating margin equals non-GAAP operating income divided by revenues less transaction-based expenses.

Nasdaq, Inc.

Reconciliation of U.S. GAAP Net Income, Diluted Earnings Per Share, Operating Income and

Operating Expenses to Non-GAAP Net Income, Diluted Earnings Per Share, Operating Income, and Operating Expenses

(in millions)

(unaudited)

	Three Months Ended
	March 31, 2022	March 31, 2021
U.S. GAAP operating expenses	$487	$486
Non-GAAP adjustments:
Amortization expense of acquired intangible assets (1)	(40)	(36)
Merger and strategic initiatives expense (2)	(15)	(45)
Restructuring charges (3)	—	(10)
Other	(4)	(2)

Total non-GAAP adjustments	(59)	(93)

Non-GAAP operating expenses	$428	$393

(1)

We amortize intangible assets acquired in connection with various acquisitions. Intangible asset amortization expense can vary from period to period due to episodic acquisitions completed, rather than from our ongoing business operations.

(2)

We have pursued various strategic initiatives and completed acquisitions and divestitures in recent years which have resulted in expenses which would not have otherwise been incurred. These expenses generally include integration costs, as well as legal, due diligence and other third party transaction costs. The frequency and amount of such expenses vary significantly based on the size, timing and complexity of the transaction.

(3)

In September 2019, we initiated the transition of certain technology platforms to advance the company’s strategic opportunities as a technology and analytics provider and continue the realignment of certain business areas. Charges associated with this plan represented a fundamental shift in our strategy and technology as well as executive realignment and were excluded for purposes of calculating non-GAAP measures as they are not reflective of ongoing operating performance or comparisons in Nasdaq’s performance between periods. The restructuring charges primarily consisted of non-cash items such as asset impairment charges primarily related to capitalized software that was retired, and accelerated depreciation expense on certain assets as a result of a decrease in their useful life as well as third party consulting costs. The restructuring program ended as of June 30, 2021.

Nasdaq, Inc.

Quarterly Key Drivers Detail

(unaudited)

	Three Months Ended
	March 31, 2022	March 31, 2021
Market Technology
Order intake (in millions) (1)	$48	$41
Annualized recurring revenues (in millions) (2)	$435	$416

Investment Intelligence
Number of licensed exchange traded products (ETPs)	368	349
ETP assets under management (AUM) tracking Nasdaq indexes (in billions)	$401	$385
TTM (3) net inflows ETP AUM tracking Nasdaq indexes (in billions)	$75	$52
TTM (3) net appreciation ETP AUM tracking Nasdaq indexes (in billions)	$33	$127

Corporate Platforms
Initial public offerings
The Nasdaq Stock Market (4)	70	275
Exchanges that comprise Nasdaq Nordic and Nasdaq Baltic	13	24
Total new listings
The Nasdaq Stock Market (4)	110	319
Exchanges that comprise Nasdaq Nordic and Nasdaq Baltic (5)	19	32
Number of listed companies
The Nasdaq Stock Market (6)	4,242	3,667
Exchanges that comprise Nasdaq Nordic and Nasdaq Baltic (7)	1,244	1,090

Market Services
Equity Derivative Trading and Clearing
U.S. equity options
Total industry average daily volume (in millions)	40.0	40.1
Nasdaq PHLX matched market share	11.4%	12.9%
The Nasdaq Options Market matched market share	8.4%	7.9%
Nasdaq BX Options matched market share	2.1%	0.7%
Nasdaq ISE Options matched market share	5.9%	7.7%
Nasdaq GEMX Options matched market share	2.4%	5.9%
Nasdaq MRX Options matched market share	1.8%	1.4%

Total matched market share executed on Nasdaq’s exchanges	32.0%	36.5%
Nasdaq Nordic and Nasdaq Baltic options and futures
Total average daily volume of options and futures contracts (8)	365,611	358,365

Cash Equity Trading
Total U.S.-listed securities
Total industry average daily share volume (in billions)	12.9	14.7
Matched share volume (in billions)	142.2	152.6
The Nasdaq Stock Market matched market share	16.4%	15.7%
Nasdaq BX matched market share	0.5%	0.7%
Nasdaq PSX matched market share	0.9%	0.7%

Total matched market share executed on Nasdaq’s exchanges	17.8%	17.1%
Market share reported to the FINRA/Nasdaq Trade Reporting Facility	33.4%	35.2%

Total market share (9)	51.2%	52.3%
Nasdaq Nordic and Nasdaq Baltic securities
Average daily number of equity trades executed on Nasdaq’s exchanges	1,133,543	1,093,684
Total average daily value of shares traded (in billions)	$7.1	$7.0
Total market share executed on Nasdaq’s exchanges	73.0%	78.5%

Fixed Income and Commodities Trading and Clearing
Fixed Income
Total average daily volume of Nasdaq Nordic and Nasdaq Baltic fixed income contracts	125,740	127,296
Commodities
Power contracts cleared (TWh) (10)	135	250

(1)	Total contract value of orders signed during the period, excluding Verafin.
(2)

Annualized Recurring Revenue, or ARR, for a given period is the annualized revenue of Market Technology support and SaaS subscription contracts. ARR is currently one of our key performance metrics to assess the health and trajectory of our recurring business. ARR does not have any standardized definition and is therefore unlikely to be comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items. ARR is not a forecast and the active contracts during the reporting period used in calculating ARR may or may not be extended or renewed by our customers.

(3)	Trailing 12-months (net inflows excludes ETP sponsor switches of $92 billion during such trailing 12-month period).
(4)

New listings include IPOs, including issuers that switched from other listing venues, closed-end funds and separately listed ETPs. For the three months ended March 31, 2022 and 2021, IPOs included 43 and 196 SPACs, respectively.

(5)	New listings include IPOs and represent companies listed on the Nasdaq Nordic and Nasdaq Baltic exchanges and companies on the alternative markets of Nasdaq First North.
(6)	Number of total listings on The Nasdaq Stock Market as of March 31, 2022 and 2021 included 447 and 410 ETPs, respectively.
(7)	Represents companies listed on the Nasdaq Nordic and Nasdaq Baltic exchanges and companies on the alternative markets of Nasdaq First North.
(8)	Includes Finnish option contracts traded on Eurex for which Nasdaq and Eurex have a revenue sharing arrangement.
(9)

Includes transactions executed on The Nasdaq Stock Market’s, Nasdaq BX’s and Nasdaq PSX’s systems plus trades reported through the Financial Industry Regulatory Authority/Nasdaq Trade Reporting Facility.

(10)	Transactions executed on Nasdaq Commodities or OTC and reported for clearing to Nasdaq Commodities measured by Terawatt hours (TWh).